

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 4, 2007

Via U.S. Mail and Fax (225) 926-0492

Mr. Kevin P. Reilly, Jr.
Chief Executive Officer
Lamar Advertising Company
5551 Corporate Blvd.
Baton Rouge, LA 70808

      RE: **Lamar Advertising Company**
                 Form 10-K for the year ended December 31, 2006
                 Filed March 1, 2007
                 File No. 0-30242

Dear Mr. Reilly:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  Larry Spirgel
                                  Assistant Director